UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

February 8, 2023

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In the Matter of

Rebrain.ai Inc.
1330 Orange Avenue, Suite 322
Coronado, CA 92118

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11652

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       Rebrain.ai Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on February 8, 2023.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

James Lopez
Office Chief